

Mail Stop 4561

September 29, 2017

Xiaochuan Wang
Sogou Inc.
Level 15, Sohu.com Internet Plaza
No. 1 Unit Zhongguancun East Road, Haidian District
Beijing 100084
People's Republic of China

> **Re:** **Sogou Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted September 22, 2017**
> **CIK No. 0001713947**

Dear Mr. Wang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 8, 2017 letter.

Risk Factors

Risks Related to Our Business

"Industry data, projections, and estimates...," page 16

1. We note your revised disclosures in response to prior comment 5, but you continue to caution investors not to place undue weight to the projections of market growth in making an investment decision. Please revise this statement to eliminate any implication that investors are not entitled to rely on the information included in your registration statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Factors Affecting Our Results of Operations

Ability to improve user experience, page 68

2.   Please disclose in the filing why you believe that DAUs is not material for mobile search but material for Sogou Mobile Keyboard, as you explain in your response to prior comment 10.

Period-to-Period Comparisons, page 73

3.   Please also disclose the impact of foreign currency fluctuations on cost of revenues and operating expenses, if material. Refer to Item 5.A.3 of Form 20-F.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Rate Risk, page 89

4.   We note the discussion of your exposure to foreign exchange risk. Please revise to provide quantitative information about this market risk. Refer to Item 11(a) of Form 20-F.

Related Party Transactions

Voting Agreement between Sohu and Tencent, page 147

5.   Please revise your discussion of Section 5.2 of the Form of Voting Agreement filed as Exhibit 10.6 to clarify that even if shareholders approve of a corporate action, if the corporate action requires the consent of Sohu or Tencent, the failure to obtain consent from Sohu or Tencent will effectively be a disapproval of the action.

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 or me at (202) 551-3453 with any other questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Legal Branch Chief
Office of Information
Technologies and Services

cc: Timothy B. Bancroft, Esq.
         Goulston & Storrs PC